SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: May 20, 2008

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues of $10.3 million
in Q1 2008 on a non-GAAP basis

—	92% year-over-year revenue growth on a non-GAAP basis, 88% revenue growth on a GAAP basis
—	Non-GAAP net income of $235 thousand, GAAP net loss of $(298) thousand

Givat Shmuel, Israel, – May 20, 2008– Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2008.

Following the merger and acquisition transactions with Gibbs in early 2008 and with Microsystem in 2007, Cimatron’s results in the first quarter of 2008 consolidate Gibbs’ financials for the first time and consolidate Microsystem’s results for the first time in a first calendar quarter.

In addition, following these transactions, and due to business combination accounting rules that have a significant impact on Cimatron’s financial results, Cimatron is, for the first time, also reporting non-GAAP financial data.

Financial Highlights:

Revenues on a GAAP basis for the first quarter of 2008 increased 88% to $10 million, as compared to $5.3 million in the first quarter of 2007. The increase was attributed both to organic growth and to the consolidation of Microsystem’s and Gibbs’ results.

Gross Income on a GAAP basis for the first quarter of 2008 was $8 million as compared to $4.5 million in the same period in 2007. Gross margin in the first quarter was 80%, compared to 84% in Q1 2007. The decrease in gross margin is mainly attributed to business combination accounting rules, and as expected, to Microsystem’s lower margins on third party hardware products sales as compared to the margins on Cimatron sales.

Operating Loss on a GAAP basis in the first quarter of 2008 was $(218) thousand, compared to an operating income of $113 thousand in the first quarter of 2007.

Net Loss for the quarter on a GAAP basis was $(298) thousand, or $(0.03) per diluted share, compared to a net income of $181 thousand, or $0.02 per diluted share recorded in the same quarter of 2007.

Revenues on a non-GAAP basis for the first quarter of 2008 increased 92% to $10.3 million, as compared to $5.3 million in the first quarter of 2007.

Gross Income on a non-GAAP basis for the first quarter of 2008 was $8.4 million as compared to $4.5 million in the same period in 2007. Gross margin on a non-GAAP basis in the first quarter of 2008 was 82%, compared to 84% in Q1 2007.

Operating Income on a non-GAAP basis in the first quarter of 2008 was $277 thousand, as compared to non-GAAP operating income of $123 thousand in the first quarter of 2007.

Net Income on a non-GAAP basis in the first quarter of 2008 was $235 thousand, or $0.02 per diluted share, as compared to non-GAAP net income of $191 thousand, or $0.02 per diluted share in the first quarter of 2007.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to show year-over- year revenue growth as a result of organic growth and the addition of Microsystem and Gibbs. The Gibbs merger process is well underway, as Cimatron’s global distribution network has broadened its offering with GibbsCam solutions, and currently starting initial GibbsCAM sales.

During the first quarter of 2008 we have kept our business momentum, still, the strong devaluation of the US Dollar against the New Israeli Shekel resulted in a 20% increase in the costs of our Israeli operations in Q1 2008, as compared to Q1 2007. This devaluation effect was only partially offset by the more favorable Dollar to Euro exchange rate.

We are taking cost control measures to counter the weak Dollar effect on our financial results and expect to see the benefits of such measures during 2008.”

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

Conference Call

Cimatron’s management will host a conference call with the investment community tomorrow, Tuesday, May 20th, 2008, at 9:00 EST, 16:00 Israel time.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141

Israel: 03-9180609

International: +972-3-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2008	2007

Total revenue	10,006	5,333

Total cost of revenue	1,994	871

Gross profit	8,012	4,462

Research and development expenses, net	1,757	1,096

Selling, general and administrative expenses	6,473	3,253

Operating income	(218)	113

Financial Income (expenses), net.	(45)	69
Taxes on Income	(41)	(2)
Other	6	1

Net income	$(298)	$181

Net income per share - basic and diluated	$(0.03)	$0.02

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,357	7,835

Diluted EPS (in thousands)	9,462	7,835

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2008			2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	10,006	248	10,254	5,333	-	5,333

Total cost of revenue (2)	1,994	(147)	1,847	871	-	871

Gross profit	8,012	395	8,407	4,462	-	4,462

Research and development expenses, net	1,757	-	1,757	1,096	-	1,096

Selling, general and administrative expenses (2)	6,473	(100)	6,373	3,253	(10)	3,243

Operating income	(218)	495	277	113	10	123

Financial Income (expenses), net.	(45)	-	(45)	69	-	69
Taxes on Income (3)	(41)	38	(3)	(2)	-	(2)
Other	6	-	6	1	-	1

Net income	$(298)	$533	$235	$181	$10	$191

Net income per share - basic and diluated	$(0.03)		$0.02	$0.02		$0.02

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,357		9,357	7,835		7,835

Diluted EPS (in thousands)	9,462		9,462	7,835		7,835

(1)	Non-GAAP adjustment related to Gibbs' assumed support contracts that will not be recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.
(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(3)	Non-GAAP adjustment to exclude deferred taxes related to busines combination accounting rules.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$5,738	$9,026
Trade receivables	11,089	7,308
Other current assets	2,634	1,467

Total current assets	19,461	17,801

Deposits with insurance companies and severance pay fund	3,019	2,703

LONG-TERM INVESTMENTS:
Marketable investments	421	1,158

Net property and equipment	1,530	1,337

Total other assets	14,669	4,328

Total assets	$39,100	$27,327

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,663	$791
Trade payables	2,693	2,258
Accrued expenses and other liabilities	8,934	7,889
Deferred revenues	3,859	742

Total current liabilities	17,149	11,680

LONG-TERM LIABILITIES:
Accrued severance pay	4,320	3,929
Long-term loan	439	403
Other	1,998	282

Total long-term liabilities	6,757	4,614

Minority interest	67	63

Total shareholders' equity	15,127	10,970

Total liabilities and shareholders' equity	$39,100	$27,327

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-3-611 4466, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com